UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ROCHESTER RESOURCES LTD.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

77174P 10 2

(CUSIP Number)

Dean M. Smurthwaite, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

October 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS ALFREDO PARRA I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION MEXICO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,181,025
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,181,025
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,181,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7	2 OF 5

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 77174P 10 2	Page 3 of 5

Item. 1	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of Rochester Resources Ltd. (the “Issuer”). The Issuer’s principal executive offices are located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, CANADA. The Issuer’s head office is located at Suite 400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4, CANADA.

Item 2.	Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Alfredo Parra.

Mr. Parra is a citizen and resident of Mexico. Mr. Parra’s business address is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA.

Mr. Parra has an extensive background in mining exploration and operations at a senior management level. He was employed by CIA Minera Penoles from 1973-1978 in roles ranging from Mine Production Superintendent to General Manager. After obtaining his MSc. and PhD in Mineral Economics in 1982 from the Colorado School of Mines, Mr. Parra returned for a brief period as General Manager for CIA Minera Penoles before taking on the position as Vice President of Kennecott where he stayed until 1985. For the following seven years he assumed various executive positions in the mining industry leading up to President and CEO from the period 1987 through to 1992. For the past 12 years, Mr. Parra has run his own exploration and development company where, for the past three years, he has concentrated on developing the Mina Real property to its current state. Dr Parra is a QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

During the last five years, Mr. Parra has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Parra acquired shares of the Issuer’s common stock as part of a share exchange agreement between the Issuer and ALB Holdings, Ltd.

On January 8, 2006, the Issuer entered into an option agreement (the “Mina Real Option Agreement”) with ALB Holdings Ltd., a private BC holding company (“ALB”), to acquire 51% of the issued and outstanding shares in the capital of Mina Real Mexico S.A. de C.V. (“Mina Real”). Mina Real is the beneficial owner of a 100% interest in a gold/silver project comprising approximately 3,400 hectares of mineral properties located near the capital city of Tepic, in the state of Nayarit, Mexico (the “Mina Real Property”). In satisfaction of the Mina Real Option Agreement, effective October 31, 2006, the Issuer paid $410,000 in cash and issued 250,000 shares of its common stock to ALB, in addition to making payments of $1,500,000 towards the 2006 work program on the Mina Property and as a result directly holds a 51% equity interest in Mina Real.

On October 20, 2006, the Issuer entered into an agreement to acquire 100% of the issued and outstanding shares of ALB in exchange for 10,500,000 shares of the Issuer’s common stock (the “ALB Acquisition”). Effective December 1, 2006, the ALB Acquisition was complete. The sole asset of ALB is the remaining 49% equity interest in Mina Real and the only liabilities of ALB are an underlying obligation of US$1.85 million to an ex-partner and a small net smelter royalty obligation on its interest in the Mina Real project. The net smelter royalty is initially set at 1% reducing to ½ of 1% after net smelter royalty payments reach US$500,000. As a result of its acquisition of

CUSIP No. 77174P 10 2	Page 4 of 5

ALB, the Issuer owns the remaining 49% of the issued and outstanding shares of Mina Real through ALB, and thus holds a 100% interest in Mina Real and the Mina Real Property. The largest single shareholder of ALB was Mr. Parra, the President of Mina Real Mexico and founder of the Mina Real project. Mr. Parra was given 32.2% of the 10,500,000 shares issued in the ALB Acquisition. Additionally, under the terms of the ALB Acquisition, Mr. Parra was appointed to the Board of Directors of the Issuer.

Mr. Parra has not sold any shares in private transactions or through the public market.

Except for the share exchange agreement described above, there have been no acquisitions or dispositions of the Issuer’s common shares made by Mr. Parra within the last 60 days.

Item 4.	Purpose of Transaction.

(a)	Mr. Parra is holding his shares of the Issuer for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name, or through other entities).

Mr. Parra does not have any other present plans or proposals which relate to or would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Parra will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)

As of January 10, 2007, Mr. Parra owned beneficially 4,181,025 (15.8%, based upon 25,728,913 shares outstanding as of January 10, 2007) of the Issuer’s common shares. Mr. Parra’s beneficial ownership includes:

(i)	3,381,025 shares of common stock owned of record directly by Mr. Parra.

CUSIP No. 77174P 10 2	Page 5 of 5

(ii)	Options to purchase 800,000 shares of common stock owned by Mr. Parra at $1.85 per share exercisable until January 9, 2010.

(b)	Mr. Parra has the sole power to vote and to dispose of 4,181,025 of the Issuer’s common shares.

(c)	During the prior 60 days, Mr. Parra did not have any transactions in the shares of the Issuer.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Mr. Parra.

(e)	As of January 10, 2007, Mr. Parra continues to be the beneficial owner of more than 5% of the outstanding common shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2007	By: /s/ Alfredo Parra Alfredo Parra